# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ares Core Infrastructure Fund, CIK 0002031750
CUSIP: 04021D108
Title of class of securities: Common Shares of Beneficial Interest, Par Value $0.01 Per Share
Address of issuer's principal executive offices: C/O ARES MANAGEMENT LLC, 2000 AVENUE OF THE STARS, 12TH FLOOR, LOS ANGELES, California (CA), 90067
Date of event which requires filing of this statement: 12/02/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001535839

## Reporting persons
- Donor Advised Charitable Giving, Inc.: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 1,000,000 (16.1% of the class)

## Item 1. Issuer
Name of issuer: Ares Core Infrastructure Fund
Address of issuer's principal executive offices: C/O ARES MANAGEMENT LLC, 2000 AVENUE OF THE STARS 12TH FLOOR LOS ANGELES, CALIFORNIA 90067

## Item 2. Person Filing
Name of person filing: Donor Advised Charitable Giving, Inc.
Address of principal business office or, if none, residence:
211 MAIN STREET
SAN FRANCISCO, California
94105
Citizenship: Donor Advised Charitable Giving, Inc. - CALIFORNIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1000000
Percent of class: 16.1
Sole power to vote or to direct the vote: Donor Advised Charitable Giving, Inc. - 1000000
Shared power to vote or to direct the vote: Donor Advised Charitable Giving, Inc. - 0
Sole power to dispose or to direct the disposition: Donor Advised Charitable Giving, Inc. - 1000000
Shared power to dispose or to direct the disposition: Donor Advised Charitable Giving, Inc. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Donor Advised Charitable Giving, Inc.: Michael Maestas, Managing Director Investment Oversight & Due Diligence (02/10/2025)